Exhibit 99.13

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLDMINING INC.

1830-1030 West Georgia Street

Vancouver, BC V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on June 23, 2020.

3.	News Release:

On June 24, 2020, GoldMining Inc. (the "Company") issued a news release through the facilities of CNW.

4.	Summary of Material Change:

The Company announced the incorporation of Gold Royalty Corp. ("GRC"), a wholly owned subsidiary, which will hold 14 newly created royalties on its gold-focused asset portfolio in the Americas.

5.	Full Description of Material Change:

The Company announced the incorporation of GRC, a wholly owned subsidiary, which will hold 14 newly created net smelter return ("NSR") royalties on its gold-focused asset portfolio in the Americas. Such royalties will comprise of:

●	2% NSR royalties on each of the Company's Titiribi and La Mina projects;

●	1% NSR royalties on each of the Company's Whistler, Yellowknife, Yarumalito, Cachoeira, Sao Jorge, Surubim, Boa Vista, Batistao, Montes Aureos and Trinta projects; and

●	a 0.5% NSR on the Company's Almaden project.

Over the long term, the Company intends to explore potential value-enhancing transactions for GRC, including a potential spin-off, initial public offering, sale, merger or other transaction.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Patrick Obara

Chief Financial Officer

Telephone: (604) 630-1000

9.	Date of Report:

June 30, 2020